Mail Stop 3561

      April 19, 2006

Dawn A. Abuso, Esq.
Entergy Services, Inc.
446 North Boulevard
Baton Rouge, Louisiana 70802

	Re: 	Entergy Arkansas, Inc.
		Registration Statement on Form S-3
		Filed March 23, 2006
File No. 333-132653

      Entergy Louisiana, LLC
Registration Statement on Form S-3
      Filed March 23, 2006
		File No. 333-132660

		Entergy Mississippi, Inc.
		Registration Statement on Form S-3
		Filed March 23, 2006
      File No. 333-132658

      Form 10-K for Fiscal Year Ended December 31, 2005
		File No. 001-32718

Dear Ms. Abuso:

      We have limited our review of your filing to the issues identified in the following comments. No further review of the registration statement has been made. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Entergy Louisiana, LLC
Form S-3

General
1. We note that Entergy Louisiana Holdings, LLC has succeeded to the reporting obligations of Entergy Louisiana Inc., currently known as
Entergy Louisiana Holdings, Inc., in connection with the 7.6% mortgage bonds previously registered pursuant to Section 12(b) of the
Exchange Act. Refer to the Form 8-K filed on January 6, 2006. However, we note that the predecessor, Entergy Louisiana Holdings, Inc. will continue its reporting obligations in connection with the preferred stock registered under 12(g). Please provide us with your analysis as to why you believe creating two reporting companies in this manner is appropriate. Please identify any rules or staff guidance upon which you have relied. Also, we note that in the Form
8-K filed on January 6, 2006, you state that you expect to redeem or repurchase and retire the Entergy Louisiana, Inc. preferred stock within three to nine months of the effective date of the merger-by-division. Please provide an update on your plans to do so and the reason for the particular time frame of three to nine months. Please also describe any plans by Entergy Louisiana, Inc. to cease being a reporting company. We may have further comment.

Entergy Arkansas, Inc., Entergy Louisiana, LLC, and Entergy
Mississippi, Inc.
Form S-3

Fee Table
2. Please revise to indicate that you are relying on Rule 429 and that this prospectus serves as a post-effective amendment to the earlier registration statement.

Form 10-K for Fiscal Year Ended December 31, 2005

Controls and Procedures
3. In future filings, please amend to clarify, if true, that your officers concluded that your disclosure controls and procedures are also effective in ensuring that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. Refer to Rule 13a-15(e) of the Exchange Act.



Legal Proceedings
4. We note that you currently reference other sections of the document where the disclosure required by Item 103 of Regulation S-K may be found. However, the other sections are difficult to locate.
Please provide the disclosure required by Item 103 of Regulation S-K in this section.
5. Please describe all material pending legal proceedings as required by Item 103 of Regulation S-K. We note the legal proceeding between
The Clarion-Ledger and Entergy Mississippi regarding public access to a contract entered into by Entergy and Nissan North America.
Refer
to the article, "Court to hear `C-L` appeal about Entergy," in The Clarion-Ledger, dated March 7, 2006. Alternatively, please tell us why you have not described this proceeding.
6. We note the various legal proceedings listed in your section entitled "Litigation." Please provide all the information required by Item 103 of Regulation S-K. For instance, for the employment litigation cases you mention, please include the date instituted and the name of the court or agency in which the proceedings are pending.

Exhibit 31. Section 302 Certifications
7. In future filings, please revise to provide a separate certification for the principal executive and financial officers of each registrant. We note that in Exhibits 31(f) and (j) you have provided only one certification when an individual serves as a certifying officer for multiple registrants.


*****

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a letter with your amendment that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      Please contact Howard Baik at (202) 551-3317, Peggy Kim,
Senior
Staff Attorney, at (202) 551-3411, or me at (202) 551-3750 with any
other questions.

      							Sincerely,



      							H. Christopher Owings
      Assistant Director

cc:	Kimberly M. Reisler, Esq.
	Fax:  (212) 829-2116



Dawn A. Abuso, Esq.
April 19, 2006
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